AO 3/21

11020768

UNIT[ED STATES]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard M. Rush **(414)-765-3675**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/23

OATH OR AFFIRMATION

I, **Leonard M. Rush**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2010**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature
Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Robert W. Baird & Co. Incorporated

Consolidated Financial Statements
As of December 31, 2010
Together with Report of Independent Registered Public Accounting Firm

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert W. Baird & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Robert W. Baird & Co. Incorporated and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively, the "Company") as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Baird Private Equity Partnerships, which statements reflect total assets and revenues constituting 14% and 3%, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(s), the Company restated its stockholders' equity at December 31, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in

Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
New York, New York
March 11, 2011

Robert W. Baird & Co. Incorporated

Consolidated Statement of Financial Condition
As of December 31, 2010

(In Thousands)

Assets

Cash and Cash Equivalents	$	230,326
Cash Held by Baird Private Equity Partnerships		567
Securities Purchased Under Agreements to Resell		863,134
Deposits with Clearing Corporations		14,511
Receivables:		
Clients		236,444
Brokers and Dealers		45,033
Deposits Paid on Securities Borrowed		55,378
Other		187,573
		524,428
Securities Owned, at Fair Value		538,569
Securities Owned by Baird Private Equity Partnerships, at Fair Value		359,217
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $98,596		45,158
Goodwill		27,561
Intangible Assets, at Cost, Less Accumulated Amortization of $8,547		12,012
Other Assets, including $3,947 of Net Deferred Tax Assets		37,245
Total Assets	$	2,652,728

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Financial Condition
As of December 31, 2010

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity

Liabilities:	
Money Borrowed:	
Book Credit Balances in Bank Accounts	$ 35,743
Securities Sold Under Agreements to Repurchase	1,060,560
Payables:	
Clients	107,903
Brokers and Dealers	16,940
Deposits Received on Securities Loaned	21,520
	146,363
Securities Sold, Not Yet Purchased, at Fair Value	51,198
Accounts Payable, Accrued Expenses and Other Liabilities	340,284
Subordinated Liabilities	254,075
Total Liabilities	1,888,223
Stockholders' Equity:	
Common Stock	26,374
Preferred Stock	-
Additional Paid-In Capital	115,450
Restricted Stock Units	2,072
Retained Earnings	265,899
Treasury Stock, at Cost	(3,418)
Accumulated Other Comprehensive Income	2,124
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	408,501
Noncontrolling Interests in Baird Private Equity Partnerships	356,004
Total Stockholders' Equity	764,505
Total Liabilities and Stockholders' Equity	$ 2,652,728

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Income
For the Year Ended December 31, 2010

(In Thousands)

Revenues:		
Investment Advisory Fees	$	209,255
Commissions		126,903
Principal Transactions, Net		245,734
Investment Banking and Underwriting		152,296
Interest		27,870
Other, Net		35,522
Gross Revenues		797,580
Interest Expense		(2,560)
Net Revenues		795,020
Expenses:		
Associate Compensation and Benefits		548,759
Floor Brokerage and Clearance		22,307
Communications		18,496
Occupancy and Equipment		53,033
Sales Promotion		8,251
Professional Services		22,397
Travel		16,586
Other Operating Expenses		41,060
Long-term Financing		11,300
		742,189
Income Before Provision for Income Taxes and Equity in Gain of Affiliate		52,831
Provision for Income Taxes		16,027
Equity in Gain of Affiliate		6,188
Net Income		42,992
Less: Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships		8,975
Net Income Attributable to Robert W. Baird & Co. Incorporated	$	34,017

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Noncontrolling Interests in Baird Private Equity Partnerships	Total
Balance, December 31, 2009, as restated in Footnote 1(s)		$ 26,374	$ 117,158	$ 2,123	$ 231,882	$ (6,248)	$ 2,295	$ 284,905	$ 658,489
Exercise of Options		-	(1,980)	-	-	3,940	-	-	1,960
Conversion of Restricted Stock Units		-	(153)	(51)	-	204	-	-	-
Purchases of Treasury Stock		-	-	-	-	(6,617)	-	-	(6,617)
Sales of Treasury Stock		-	161	-	-	5,303	-	-	5,464
Tax Effect of RSU Conversions and Exercise of Options		-	264	-	-	-	-	-	264
Effect of Sale of Baird Private Equity Partnership Interests, Net		-	-	-	-	-	-	62,124	62,124
Net Income	$ 34,017	-	-	-	34,017	-	-	8,975	42,992
Foreign Currency Translation Adjustment	(171)	-	-	-	-	-	(171)	-	(171)
Other Comprehensive Income	$ 33,846								
Balance, December 31, 2010		$ 26,374	$ 115,450	$ 2,072	$ 265,899	$ (3,418)	$ 2,124	$ 356,004	$ 764,505

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2010

(In Thousands)

Balance, December 31, 2009	$	276,505
Increases		7,145
Decreases		(29,575)
Balance, December 31, 2010	$	254,075

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

(In Thousands)

Cash Flows from Operating Activities:	
Net Income	$ 34,017
Adjustments to Reconcile Net Income to Net Cash Provided by (Used for) Operating Activities-	
Foreign Currency Translation Gain	(171)
Depreciation and Amortization	12,698
Deferred Taxes	264
Loss on Disposal of Fixed Assets	695
Gain on Sale of Investments	(1,619)
Loss on Sale of Investments Attributable to Baird Private Equity Partnerships	10,755
Unrealized Gain on Investments Attributable to Baird Private Equity Partnerships	(34,704)
Net Income Attributable to Baird Private Equity Partnerships	8,975
(Increase) Decrease in Operating Assets	
Cash Held by Baird Private Equity Partnerships	940
Securities Purchased Under Agreements to Resell	(125,847)
Deposits with Clearing Corporations	(5,602)
Receivables:	
Clients	(10,690)
Brokers and Dealers	(4,541)
Deposits Paid on Securities Borrowed	32,614
Other	2,204
Securities Owned, Net	38,618
Other Assets	(5,569)
Increase (Decrease) in Operating Liabilities	
Payables:	
Clients	22,344
Brokers and Dealers	6,407
Deposits Received on Securities Loaned, Net	(1,140)
Securities Sold Under Agreements to Repurchase	133,669
Securities Sold, Not Yet Purchased	(26,349)
Accounts Payable, Accrued Expenses and Other Liabilities	74,078
Net Cash Provided by Operating Activities	162,046

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

(In Thousands)

(Continued)

Cash Flows from Investing Activities:		
Purchases of Investments	$	(123)
Purchases of Investments Attributable to Baird Private Equity Partnerships		(43,829)
Sales of Investments		288
Sales of Investments Attributable to Baird Private Equity Partnerships		2,836
Purchases of Fixed Assets		(17,233)
Net Cash Used for Investing Activities		(58,061)
Cash Flows from Financing Activities:		
Proceeds from Money Borrowed, Net		7,234
Change in Subordinated Liabilities, Net		(22,430)
Proceeds from Issuance of Stock		7,424
Payments to Repurchase Stock		(6,617)
Equity Transactions Attributable to the Sale of Baird Private Equity Partnership Interests		62,124
Net Cash Provided by Financing Activities		47,735
Net Increase in Cash and Cash Equivalents	$	151,720
Cash and Cash Equivalents at Beginning of Year		78,606
Cash and Cash Equivalents at End of Year	$	230,326
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$	12,744
Income Taxes		13,311
Non Cash Financing Transactions:		
Tax Effect of RSU Conversions and Exercise of Options	$	264
Capital Lease Obligation		598

The accompanying notes are an integral part of this financial statement.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Financial Statements
December 31, 2010

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

The consolidated financial statements include Robert W. Baird & Co. Incorporated ("RWB") and its consolidated private equity partnerships as more fully discussed in Footnote 12 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities generally of three months or less at time of purchase.

(c) Cash Held by Baird Private Equity Partnerships

Cash held by Baird Private Equity Partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest income and interest expense related to these agreements is included in Interest and Interest Expense, respectively, on the Statement of Income and is recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(e) Receivables

Receivables: Clients - includes amounts receivable on cash and margin transactions which are generally collateralized by securities owned by clients.

Receivables: Other - primarily includes affiliate amounts as more fully discussed in Footnote 2 and advances to associates for recruiting purposes.

The Company maintains an allowance for doubtful accounts based on an assessment of its ability to collect these receivables. Assessments include market conditions, aggregate balances as well as historical collection experience. When the review of these accounts indicates that further collection activity is highly unlikely, amounts are written off and the corresponding allowance for doubtful accounts is reduced. At December 31, 2010 the allowance was $18,533.

(f) Securities Transactions

Revenue from securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

Securities Owned and Securities Sold, Not Yet Purchased are recognized on a trade date basis.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The Company's assets recorded in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

Cash and cash equivalents, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value. Money borrowed, payables, accounts payable, accrued expenses and other liabilities, including deferred tax liability are financial liabilities with carrying values that approximate fair value. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments.

Valuation Techniques are based on the following:

i. U.S. Government and Agency Obligations – U.S. Government and Agency Obligations are valued based on quoted prices from external data providers and market participants.

ii. Municipal Bonds - Municipal Bonds are valued based on quoted prices from external data providers and market participants.

iii. Corporate Bonds – Corporate Bonds are valued based on quoted prices from external data providers and market participants.

iv. Collateralized Mortgage Obligations – Collateralized Mortgage Obligations are valued based on quoted prices from external data providers and market participants. For certain securities where there is limited activity or less transparency around significant inputs, the securities are valued as determined by the Company by reference to available market information.

v. Auction Rate Securities – Auction Rate Securities ("ARS") include securities backed by pools of student loans, securities issued by municipalities, and auction rate preferred securities issued by closed end mutual funds. ARS are measured using market data provided by external service providers, as available. For certain securities where there is limited activity or less transparency around significant inputs, the securities are valued as determined by the Company by reference to available market information.

vi. Other Securities – Other Securities consist principally of corporate stocks and investments in partnership interests. Corporate stocks are primarily publicly traded with observable prices in active markets; any corporate stock not actively traded is valued with unobservable inputs.

vii. Securities Owned by Baird Private Equity Partnerships - Partnership interest valuations are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable, and thus, are considered Level III. In the absence of readily ascertainable market values, valuation techniques include but are not limited to, EBITDA multiples based on public company comparables or comparable transactions, discounted cash flows, and forward looking multiples.

See Footnote 6 for further information.

(h) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(i) Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(j) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned. Fees are earned based on the value of clients' portfolios. The fees are recorded ratably over the period earned.

(k) Derivative Financial Instruments

The Company accounts for gains and losses resulting from changes in the fair values of derivatives depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company enters into forward, option and future transactions as more fully discussed in Footnote 17.

(l) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 9.

(m) Furniture, Equipment, Leasehold Improvements and Capital Leases

Furniture, equipment, leasehold improvements and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 3. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(n) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. At December 31, 2010, there was no impairment identified by the Company. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4.

(o) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under ASC Topic 718, "*Accounting for Stock-Based Compensation*" as more fully disclosed in Footnote 11.

(p) Long-term Financing

Long-term financing principally represents interest expense from debt incurred in 2004 related to the purchase of Baird Holding Company stock from The Northwestern Mutual Life Insurance Company.

(q) Foreign Currency Translation

In accordance with ASC Topic 830, "*Foreign Currency Translation*," assets and liabilities of the Company's foreign investment are generally translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income." These gains or losses are the only component of Accumulated Other Comprehensive Income.

(r) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 14.

(s) Consolidation

The consolidated financial statements include the accounts of Robert W. Baird & Co. Inc. and those entities in which the Company has a controlling interest as a general partner or in which the Company is the primary beneficiary of a variable interest entity (''VIE''). In evaluating whether the Company has a controlling financial interest in entities in which the Company would consolidate, the Company considers the following: (1) for voting interest entities, the Company consolidates these entities in which the Company owns a majority of the voting interests; (2) for VIEs that meet the criteria for deferral under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-10, the Company consolidates those entities in which the Company is considered the primary beneficiary because the Company (i) has the direct or indirect ability through voting rights or similar rights to make decisions about the VIE's activities that have a significant effect on its success and (ii) absorbs the majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both; and (3) for limited partnership entities that are not considered VIEs, the Company consolidates these entities if the Company is the general partner of such entities and for which no substantive kick-out rights (the rights underlying the limited partners' ability to dissolve the limited partnership or otherwise remove the general partners are collectively referred to as ''kick-out'' rights) or participating rights exist. All material intercompany accounts and transactions have been eliminated in consolidation.

FASB ASU 2010-10 defers the consolidation requirements of ASC Topic 810 resulting from the issuance of FASB Statement 167 for a reporting entity's interest in an entity that has all the attributes of an investment company.

The beginning balance of stockholders' equity was restated to correct an error related to the consolidation of the Baird Private Equity Funds and to include non-controlling interests therein as a separate column in the Statement of Changes in Stockholders' Equity, as follows:

Beginning Balance, as reported	$	373,584
Beginning Balance of Noncontrolling Interest in Baird Private Equity Partnerships		284,905
Beginning Balance, as restated	$	658,489

Further disclosure about these consolidated funds is included at Footnote 12.

(t) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(2) Related-Party Transactions

As of December 31, 2010 there was $64,988 of receivables from affiliates included in Receivables Other on the Statement of Financial Condition.

As of December 31, 2010 there was $16,524 of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition.

The Company makes loans or pays advances to associates primarily for recruiting purposes. Receivables from associates at December 31, 2010 were $92,346 and are included in Receivables Other on the Statement of Financial Condition.

Pursuant to the intercompany revenue allocation agreement in place, certain revenue is allocated between the Company and its European affiliates. During 2010, $18.2 million of revenue subject to allocation was allocated to the Company's UK affiliate and $5.2 million was allocated to the Company's German affiliate. The Company reviews the terms of this agreement annually.

(3) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements and Capital Leases as of December 31, 2010 consist of the following:

	2010
Furniture and Fixtures	$ 34,113
Equipment	32,514
Software	21,672
Leasehold Improvements	50,589
	138,888
Less Accumulated Depreciation	(96,717)
Furniture, Equipment and Leasehold Improvements, Net	42,171
Capital Leases	4,866
Less Accumulated Amortization	(1,879)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 45,158

Depreciation expense for the fixed assets was $10,167 in 2010. Amortization expense on the capital leases was $1,174 in 2010.

(4) Goodwill and Intangible Assets

At December 31, 2010 goodwill and intangible assets consist of the following:

	Useful Life	2010
Finite Life Intangibles		
Client lists	8 Years	$ 10,490
Noncompete agreements	5 Years	240
		10,730
Accumulated Amortization		
Client lists		(8,413)
Noncompete agreements		(134)
		(8,547)
Net Finite Life Intangibles		2,183
Indefinite Life Intangibles		
Trade Names	N/A	9,829
Net Intangibles		12,012
Goodwill	N/A	27,561
		$ 39,573

Amortization expense for the finite life intangibles was $1,357 in 2010.

Estimated future amortization expense is as follows:

2011	$ 1,359
2012	623
2013	60
2014	56
2015	52
Thereafter	33
	$ 2,183

(5) Money Borrowed

(a) Bank Loans

The Company has a committed unsecured credit facility. In addition, it also has several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $260,000 at December 31, 2010. The Company had no outstanding balances under its lines of credit at December 31, 2010. Lending under the uncommitted unsecured facilities is subject to the discretion of the bank involved.

(b) Book Credit Balances in Bank Accounts

The Company has $35,743 at December 31, 2010 in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Statement of Financial Condition.

(6) Fair Value of Financial Instruments

The following table summarizes the fair value of Securities Owned and Securities Sold, Not Yet Purchased in accordance with ASC Topic 820 standards as of December 31, 2010:

	Level I	Level II	Level III	Total
Money Market Funds (included in Cash and Cash Equivalents)	$ 199,000	$ -	$ -	$ 199,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 146,644	$ -	$ 146,644
Municipal Bonds	-	129,403	-	129,403
Corporate Bonds	-	52,253	31,653	83,906
Collateralized Mortgage Obligations	-	82,096	4,017	86,113
Auction Rate Securities	-	-	52,025	52,025
Other Securities	35,394	-	5,084	40,478
Total Securities Owned	$ 35,394	$ 410,396	$ 92,779	$ 538,569
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 359,217	$ 359,217
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 48,920	$ -	$ 48,920
Municipal Bonds	-	443	-	443
Corporate Bonds	-	1,079	-	1,079
Other Securities	756	-	-	756
Total Securities Sold, Not Yet Purchased	$ 756	$ 50,442	$ -	$ 51,198

Other Securities consist principally of corporate stocks. In addition, there were no transfers into or out of Levels I, II or III during these periods.

The valuation of equity ownership in privately owned companies, the type of investment principally included in securities owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument.

The following table summarizes the change in fair values associated with ASC Topic 820 Level III assets during 2010:

	Securities Owned	Securities Owned by Baird Private Equity Partnerships
Balance December 31, 2009	$ 85,850	$ 294,275
Purchase and (Sales), Net	3,570	38,755
Realized Gains	1,619	-
Unrealized Gains	1,740	26,187
Balance December 31, 2010	$ 92,779	$ 359,217

All net realized and unrealized gains related to the Level III securities in the table above are recorded in the accompanying Statement of Income as Principal Transactions, Net.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2010, the Company's net capital percentage was 107% of aggregate debit items, and net capital, as defined, was $279,200, which was $273,993, in excess of the required minimum amount. Net capital after anticipated withdrawals as a percentage of aggregate debits was 67%.

(8) Subordinated Liabilities

The Company had $254,075 of subordinated notes, including $212,000 payable to BFC, covered by agreements approved by the FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2010. Interest expense related to the BFC subordinated notes is included in Interest Expense on the Statement of Income. The following schedule discloses the major components including repayment terms:

	2010
Payable to BFC	
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments began in May 2010.	$ 112,000
Subordinated Note, variable interest rate (4.0% at December 31, 2010), due June 2011.	75,000
Subordinated Notes, variable interest rate (0.75% at December 31, 2010), due August 2011.	25,000
	212,000
Payable to Associates	42,075
	$ 254,075

Subordinated Liabilities mature as follows at December 31, 2010:

2011	$ 128,000
2012	35,142
2013	35,980
2014	38,549
2015	9,259
Thereafter	7,145
	$ 254,075

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2010, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the FINRA.

(9) Income Taxes

(a) Uncertain Tax Provisions

The Company accounts for tax contingencies in accordance with ASC Topic 740, "*Income Taxes.*" As required by the uncertain tax position guidance in that Topic, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of Baird Holding Company in the U.S. federal jurisdiction and various consolidated states. It also files separate income tax returns in various states and local jurisdictions. The income tax returns for the years prior to 2006 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Tax Provision

The provision for income taxes results in an effective income tax rate of 30% for 2010, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to the impact of consolidating the Baird private equity funds, which as partnerships do not pay income tax. Instead, tax is the responsibility of the partners, the majority of which are third parties and not the Company. Additional items impacting the effective income tax rate include state income taxes, less the Federal tax impact thereon, offset by state tax refunds, excludable dividends, municipal interest income and other permanent items.

The provision for income taxes is comprised of the following:

	2010
Current Tax Expense - Federal	$ 21,934
Current Tax Expense - State	1,363
Deferred Tax Expense - Federal	(6,845)
Deferred Tax Expense - State	(425)
	$ 16,027

(c) Deferred Income Tax

The major deferred tax items, as computed under ASC Topic 740, are as follows:

		2010
Deferred Tax Assets:		
Deferred Compensation Plans	$	6,931
Accrued Expenses		8,352
		15,283
Deferred Tax Liabilities:		
Margin Debt		1,198
Goodwill and Intangibles		6,606
Equipment and Leasehold Improvements		2,733
Securities Owned		223
Other		576
		11,336
Net Deferred Tax Asset	$	3,947

No valuation allowance, as defined in ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

(10) Stockholders' Equity

During 2010, the following share transactions took place:

	Shares of Common Stock; $1 Stated Value	Shares of Common Treasury Stock
Balance, December 31, 2009	26,374,422	212,863
Exercise of Options	-	(132,745)
Conversion of Restricted Stock Units	-	(6,924)
Sales of Treasury Stock	-	(173,692)
Purchases of Treasury Stock	-	209,008
Balance, December 31, 2010	26,374,422	108,510

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2010. The shares of the Company are subject to strict transfer restrictions.

(11) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. Beginning in 2010, the Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. The Company's 401(k) match expense was $3,780 in 2010. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $8,000 in 2010.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. However, any award under the BCPP, FADCP or LTIP granted in 2004 or prior years vested after five years. Associates have the ability to allocate their unvested awards among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2010 is as follows:

	Shares
Outstanding, December 31, 2009	286,092
Conversion to Common Stock	(6,924)
Outstanding, December 31, 2010	279,168

The Company issued no RSUs during 2010. In connection with the RSUs, the Company has reserved 279,168 shares of Company common stock at December 31, 2010, to cover the ultimate conversion of the RSUs.

(c) Incentive Stock Option Plans

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the Incentive Plan of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

The Company did not grant options in 2010, therefore no stock-based associate compensation cost is reflected in Net Income.

There were no non-vested options as of December 31, 2010.

Option activity during 2010 was as follows:

	Baird Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2009	430,368	$ 17.24	3.1
Exercised	(114,548)	16.05	
Forfeited	(2,800)	22.94	
Outstanding, December 31, 2010	313,020	17.63	2.3
Exercisable at December 31, 2010	313,020	17.63	2.3

Cash received from the exercise of stock options for the year ended December 31, 2010 was $1,131. The tax benefit realized for the tax deductions from option exercises was $206 for the year ended December 31, 2010, and is recorded in Additional Paid-In Capital on the Statement of Financial Condition.

(12) Partnership Consolidation

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statement of Financial Condition. The noncontrolling interests presented in this table represent the portion of these net assets which are not the Company's.

		2010
Assets:		
Cash Held by Baird Private Equity Partnerships	$	567
Receivables, Other		5,720
Securities Owned by Baird Private Equity Partnerships		359,217
Other Assets		750
Total Assets	$	366,254
Liabilities and Stockholders' Equity:		
Accounts Payable, Accrued Expenses and Other Liabilities	$	2,514
Intercompany Payable		2,646
Total Liabilities		5,160
Stockholders' Equity Attributable to the Company		5,090
Stockholders' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships		356,004
Total Equity		361,094
Total Liabilities and Stockholders' Equity	$	366,254

The following table presents information about the net income of the partnerships which are consolidated and included in the Consolidated Statement of Income. The noncontrolling interests presented in this table represent the portion of the net income which is not the Company's.

		2010
Other Revenues:		
Unrealized Gain on Investments, Net	$	34,704
Realized Loss, Net		(10,755)
Other		1,180
Total Other Revenues		25,129
Interest Expense		307
Net Revenues		24,822
Expenses:		
Professional Services		12,648
Other Operating Expenses		2,832
Total Expenses		15,480
Net Income Including Noncontrolling Interests in Baird Private Equity Partnerships		9,342
Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships		8,975
Net Income Attributable to the Company	$	367

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules previously mentioned under the consolidation footnote. Net assets of the partnerships not consolidated were $59 million at December 31, 2010. These partnerships were determined to be Variable Interest Entities (VIE) and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2010.

(13) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2010, the Company's investment in Baird UK Ltd. was $20,003, and is included in Other Assets on the Statement of Financial Condition.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2011	$ 1,353	$ 20,544	$ 21,897
2012	1,288	19,568	20,856
2013	518	17,581	18,099
2014	46	15,978	16,024
2015	-	14,115	14,115
Thereafter	-	49,685	49,685
	$ 3,205	$ 137,471	$ 140,676
Less amounts representing interest	(144)		
Present value of minimum lease payments	$ 3,061		

Total rental expense on operating leases was $24,631 during 2010.

The capital lease obligation was $3,061 at December 31, 2010, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition.

(b) Letters of Credit

The Company has obtained letters of credit of $33,000 as of December 31, 2010, secured by client securities held in margin accounts. The Company utilized $24,016 to meet margin requirements of a clearing corporation as of December 31, 2010.

(c) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. Pursuant to ASC Topic 450, "*Accounting for Contingencies,*" the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2010 were not material.

RWB serves as the general partner or limited partner in various partnerships. RWB has commitments to invest up to an additional $4,435 at December 31, 2010 in partnerships.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

(15) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2010 the fair value of securities accepted as collateral was $920,643.

(16) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statement of Financial Condition.

(17) Derivatives

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $171,288 and $222,747, respectively, as of December 31, 2010. The market value of forward purchase and forward sale transactions was $170,169 and $221,599 respectively, as of December 31, 2010. Transactions involving future settlement give rise to market risk if a counterparty fails to meet its obligations, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2010. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statement of Income.

(18) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(19) Subsequent Events

The Company evaluated its December 31, 2010 financial statements for subsequent events through March 11, 2011, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/10

COMPUTATION OF NET CAPITAL

Item				Amount	Code
1. Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 408,500,550	3480
2. Deduct: Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				408,500,550	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				254,074,690	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 662,575,240	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 315,800,562	3540		
1. Additional charges for customers' and non-customers' security accounts		636,408	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver:		42,367	3570		
1. number of items	22 [3450]				
C. Aged short security differences-less reserve of	$ [3460]		3580		
number of items	[3470]				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			3600		
F. Other deductions and/or charges		12,563,497	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(329,042,834)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 333,532,406	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$ 2,766,970	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations		9,791,912	3690		
3. State and municipal government obligations		6,403,890	3700		
4. Corporate obligations		16,049,916	3710		
5. Stocks and warrants		5,284,602	3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities		14,035,000	3734		
D. Undue concentration			3650		
E. Other (List)			3736	(54,332,290)	3740
10. Net Capital				$ 279,200,116	3750

OMIT PENNIES

Note: Refer to Page 3 of 3 for a reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2010)

Note: Refer to Page 3 of 3 for summary of non-allowable assets from the Statement of Financial Condition

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,207,233	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,207,233	3760
25. Excess net capital (line 10 less 24)	$	273,992,883	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	107.24	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	67.06	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	266,182,033	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	17.67	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

Note: Refer to Page 3 of 3 for a reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2010)

FINANCIAL AND OPERATIONAL COMBINED UNFORMED SINGLE REPORT
PART II

BROKER OR DEALER	
ROBERT W. BAIRD & CO. INCORPORATED	As of 12/31/10

Reconciliation of Company's X-17A-5 audited financial statement with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2010

Total liabilities, as reported in the Company's (audited) financial statement	$ 1,888,223,208
Noncontrolling interests in Baird Private Equity Partnerships	356,004,216
Total liabilities, as reported in the Company's Part II (amended) Focus Report	$ 2,244,227,424
Total stockholders' equity, as reported in the Company's (audited) financial statement	$ 764,504,766
Noncontrolling interests in Baird Private Equity Partnerships	(356,004,216)
Total stockholders' equity, as reported in the Company's Part II (amended) Focus Report	$ 408,500,550

Reconciliation with Company's unaudited computation (included in Part II of Form X-17A-5) as of December 31, 2010

Total assets, as reported in the Company's Part II (unaudited) Focus report	$ 2,293,687,090
Consolidation of Private Equity Partnerships	359,040,884
Total assets, as reported in the Company's Part II (amended) Focus report	$ 2,652,727,974
Total liabilities, as reported in the Company's Part II (unaudited) Focus report	$ 1,885,186,540
Consolidation of Private Equity Partnerships	359,040,884
Total liabilities, as reported in the Company's Part II (amended) Focus report	$ 2,244,227,424
Net capital, as reported in the Company's Part II (unaudited) Focus report	$ 281,687,221
Haircuts on securities - State and municipal government obligations	(2,487,105)
Net capital, as reported in the Company's Part II (amended) Focus report	$ 279,200,116

Non-allowable assets from the Statement of Financial Condition

Furniture, Equipment, and Leasehold Improvements	$ 45,158,166
Securities Owned Not Readily Marketable	17,920,513
Due from Affiliates and Subsidiaries	90,182,875
Associate notes, net	73,996,238
Receivables and prepaid expenses	43,636,487
Goodwill and intangibles	39,573,289
Other	5,332,994
Total	$ 315,800,562

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 108,493,168	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	59,756,916	4350		
3. Monies payable against customers' securities loaned (see Note C)	21,450,200	4360		
4. Customers' securities failed to receive (see Note D)	8,346,710	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	377,112	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	2,399,725	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	634,805	4425		
11. TOTAL CREDITS			$ 201,458,636	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 235,427,992	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	673,237	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	246,394	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	24,014,046	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 260,361,669	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(7,810,850)	4471
20. ** TOTAL 15c3-3 DEBITS			252,550,819	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 51,092,183	4480
22. Excess of total credits over total debits (line 11 less line 20)	0	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
25. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited FOCUS Part II report, as amended.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:
   - A. (k) (1)-Limited business (mutual funds and/or variable annuities only) . . . . $ ______ [4550]
   - B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained . . . . ______ [4560]
   - C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon ______ [4335] ______ [4570]
   - D. (k) (3)-Exempted by order of the Commission . . . . ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ______ [4586]
   - A. Number of items . . . . ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . ______ [4588]
   - A. Number of items . . . . $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited FOCUS Part II report, as amended.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)

Board of Directors
Robert W. Baird & Co. Incorporated

In planning and performing our audit of the consolidated financial statements of Robert W. Baird & Co. Incorporated and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did, however, identify the following deficiency in internal control that we consider to be a material weakness:

The Company improperly accounted for the consolidation of certain private equity partnerships. The Company had previously accounted for its private equity partnerships based on a variable interest model and concluded that it did not have a controlling interest, since the Company did not, with respect to the private equity partnerships, absorb the majority of the expected losses, receive the majority of the expected residual returns, or both.

In connection with the audit of the December 31, 2010 financial statements, the Company determined that certain private equity partnerships are not variable interest entities and should be accounted for based on a voting interest model. As a result, where the Company has substantive equity at risk and the limited partners do not have substantive kick out rights or substantive participating rights, the Company is required to consolidate those private equity partnerships, which were previously accounted for under the equity method of accounting.

The change did not have any impact on the Company's net capital or net cash flows.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a

material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
New York, New York
March 11, 2011

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
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100 East Wisconsin Ave., Suite 2100
Milwaukee, WI 53203-0086
T 414 289-8200
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